Park National Corporation
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
(740) 349-8451
www.parknationalcorp.com
November 18, 2008
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attn:	William C. Friar
Senior Financial Analyst
Mail Stop 4561

Re:	Park National Corporation
PRE 14A — Preliminary Proxy Materials
Filed on October 29, 2008
File Number 1-13006
Dear Mr. Friar:
          We appreciate having the opportunity to speak with you on November 14 and November 17, 2008, regarding the additional information you require in order to evaluate our response to Comment No. 1 of the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter, dated November 7, 2008, related to the preliminary copies of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement, form of revocable proxy and form of revocable voting instructions (for participants in the Park National Corporation Employees Stock Ownership Plan) (collectively, the “Proxy Materials”) filed by Park National Corporation (“Park”, “we” or “our”) on October 29, 2008.
          In responding to the Commission’s comments, Park acknowledges that:
•	Park is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission
November 18, 2008

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Park may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Impact of Sale of Senior Preferred Shares and Issuance of Related Warrant to U.S. Treasury
          You have asked that we provide information as to the pro forma effect on Park’s consolidated financial statements if Park were to participate in the TARP Capital Purchase Program (the “CPP”) instituted by the United States Department of the Treasury (the “U.S. Treasury”) under the Emergency Economic Stabilization Act of 2008. The requested unaudited pro forma financial information of Park for the fiscal year ended December 31, 2007 and as of and for the nine months ended September 30, 2008 is included in Annex 1 to this letter. This unaudited pro forma financial information shows the effects of a minimum of $47.0 million and a maximum of $100.0 million of cumulative perpetual preferred shares (the “Senior Preferred Shares”) issued by Park to the U.S. Treasury pursuant to the CPP. The balance sheet data give effect to the proceeds from the sale of the Senior Preferred Shares as of the September 30, 2008 balance sheet date. The income statement data give effect to the proceeds from the sale of the Senior Preferred Shares at the beginning of each of (i) the fiscal year ended December 31, 2007 and (ii) the nine months ended September 30, 2008.
          The proceeds from the sale of the Senior Preferred Shares are assumed to be invested in U.S. Government Agency mortgage-backed securities with a yield of 5%. The effective dividend on the Senior Preferred Shares includes the coupon rate of 5% as well as the accretion of the discount on the Senior Preferred Shares over a five-year period via the effective yield method. The estimated discount on the Senior Preferred Shares has been determined based on the value that is allocated to the warrant (the “Warrant”) issued to the U.S. Treasury with the Senior Preferred Shares. The Warrant entitles the U.S. Treasury to purchase a number of common shares of Park having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury. An incremental tax rate of 35% has been used, which rate represents Park’s federal income tax rate.
          Park believes the pro forma information presented in Annex 1 to this letter demonstrates that the inclusion of the financial information required by Item 13(a) of Regulation 14A is not material for the exercise of prudent judgment in connection with the consideration and vote upon the proposed amendment to Article FOURTH of Park’s Articles of Incorporation to authorize Park to issue up to 200,000 preferred shares.

United States Securities and Exchange Commission
November 18, 2008

          We believe the foregoing provides the information you requested. Should you need any further information, please contact me at (740) 349-3792 or Park’s outside legal counsel, Elizabeth (“Betsy”) Turrell Farrar at (614) 464-5607.
Very truly yours,
/s/ John W. Kozak
John W. Kozak
Chief Financial Officer

cc:	David Lyon, Securities and Exchange Commission
Elizabeth Turrell Farrar, Esq.

Annex 1
Park National Corporation
Pro Forma Information for Issuance of Preferred Shares
Balance Sheet Data
(Dollars in Thousands)

	Historical
	9/30/2008	Minimum A		Maximum A
ASSETS

Cash and due from banks	$161,591	$161,591		$161,591

Securities and other interest earning assets	1,829,843	1,876,843	B	1,929,843	B

Loans, net of loan loss reserve	4,377,476	4,377,476		4,377,476

Other assets	430,823	430,823		430,823

Total assets	$6,799,733	$6,846,733		$6,899,733

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits	$4,774,509	$4,774,509		$4,774,509

Borrowings	1,404,746	1,404,746		1,404,746

Other liabilities	90,793	90,793		90,793

Total liabilities	6,270,048	6,270,048		6,270,048

SHAREHOLDERS’ EQUITY

Preferred shares	—	47,000	A	100,000	A

Common shares	301,211	301,211		301,211

Warrant	—	3,300	C	7,000	C

Discount on preferred	—	(3,300	) C	(7,000	) C

Retained earnings	440,968	440,968		440,968

Accumulated other comprehensive (loss), net of taxes	(4,390)	(4,390)		(4,390)

Treasury stock, at cost	(208,104)	(208,104)		(208,104)

Total shareholders’ equity	529,685	576,685		629,685

Total liabilities and shareholders’ equity	$6,799,733	$6,846,733		$6,899,733

Assumptions

A	The minimum proceeds are $47 million and the maximum proceeds are $100 million from issuing preferred shares under the TARP Capital Purchase Program. The balance sheet data give effect to the equity proceeds as of the balance sheet date.

B	The funds received from the preferred share issue are assumed to be invested in U. S. Government Agency mortgage-backed securities at a yield of 5%. An incremental tax rate of 35% was used.

C	The carrying values of the preferred shares and warrant are based on their estimated relative fair values at the issue date. The discount on the preferred shares is amortized over a five-year period via the effective yield method.

Park National Corporation
Pro Forma Information for Issuance of Preferred Shares
(Dollars in Thousands except per share amounts)

	Year
	Ended
	12/31/2007	Minimum A		Maximum A
Net income before impairment charge	$76,742	$78,270	B	$79,992	B

Effective dividend on preferred shares		$2,927	C	$6,225	C

Net income available to common shareholders		$75,343		$73,767

Earnings per share before impairment charge

Basic	$5.40	$5.30		$5.19

Diluted	$5.40	$5.29		$5.18

Average basic shares outstanding	14,212,805	14,212,805		14,212,805

Average diluted shares outstanding	14,217,483	14,234,660	D	14,254,031	D

	Nine
	Months
	9/30/2008	Minimum A		Maximum A
Net income before impairment charge	$57,743	$58,889	B	$60,181	B

Effective dividend on preferred shares		$2,195	C	$4,669	C

Net income available to common shareholders		$56,693		$55,512

Earnings per share before impairment charge

Basic	$4.14	$4.06		$3.98

Diluted	$4.13	$4.05		$3.96

Average basic shares outstanding	13,964,561	13,964,561		13,964,561

Average diluted shares outstanding	13,964,561	13,981,738	D	14,001,109	D

Assumptions

A	The minimum proceeds are $47 million and the maximum proceeds are $100 million from issuing preferred shares under the TARP Capital Purchase Program. The income statement data give effect to the equity proceeds at the beginning of the period.

B	The funds received from the preferred share issue are assumed to be invested in U. S. Government Agency mortgage-backed securities at a yield of 5%. An incremental tax rate of 35% was used.

C	The effective dividend on preferred shares includes the coupon rate of 5% as well as the accretion of the discount on the preferred shares. This discount is being amortized over a five-year period via the effective yield method.

D	The 20 day average price for Park’s common shares was $66.95 and accordingly the number of common shares subject to the warrant was 105,302 for the minimum and 224,048 for the maximum. The change in the diluted shares outstanding was computed using the treasury stock method and the price of Park’s common shares was assumed to be $80 per share.

Park National Corporation
Pro Forma Information for Issuance of Preferred Shares
(Dollars in Thousands)

	Minimum	Maximum
Preferred Shares	$47,000	$100,000

Computed est. discount	3,300	7,000

Amortization Schedule for discount — level yield
Year 1	577	1,225
Year 2	616	1,307
Year 3	657	1,394
Year 4	702	1,487
Year 5	748	1,587

Total	3,300	7,000

Annual interest cost - 5%	2,350	5,000
Plus accretion for Year 1	577	1,225

Effective dividend	2,927	6,225

The estimated discount is determined based on the value that is allocated to the warrant upon issuance. The discount is accreted back to par value on a constant effective yield method over a five-year term, which is the effective life of the preferred shares upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount rate on the preferred shares and assumptions underlying the value of the warrant. The estimated proceeds are allocated based on the relative fair value of the warrant as compared to the fair value of the preferred shares. The fair value of the warrant is determined under a Black-Scholes model. The fair value of the preferred shares is determined based on assumptions regarding the market rate on the preferred shares.